United States securities and exchange commission logo





                              January 4, 2022

       Linjun Guo
       Chief Executive Officer
       Golden Star Acquisition Corporation
       99 Hudson Street, 5th Floor
       New York, New York 10013

                                                        Re: Golden Star
Acquisition Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed December 9,
2021
                                                            File No. 333-261569

       Dear Mr. Guo:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed December 9, 2021

       Cover Page

   1. We note your cover page disclosure that your sponsor and certain members of your management and board
have significant business ties to, or are based in, or reside in, the
                                                        People   s Republic of
China and Hong Kong, and that you may consider a business
                                                        combination with an
entity or business with a physical presence or other significant ties to
                                                        China/Hong Kong and
this could subject you to certain legal and operational risks associated with having
the majority of the post business combination operations in
                                                        China. Please revise
your cover page so that this disclosure is prominent. In addition, your disclosure should
address how recent statements and regulatory actions by China   s
                                                        government, such as
those related to data security or anti-monopoly concerns, has or may
                                                        impact the company   s
ability to conduct its business, or list on an U.S. or other foreign
 Linjun Guo
Golden Star Acquisition Corporation
January 4, 2022
Page 2
         exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Provide a description of how cash will be transferred throughout the organization if you acquire a company based in China and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers have been made to date, and quantify the amounts where applicable.
3. We note your disclosure on the prospectus cover page and elsewhere that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly. In addition, if true, please disclose that these contracts have not been tested in court.
Summary, page 1

4. We note your disclosure on pages 2 and 22 regarding foreign exchange. Please expand your disclosure to provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
5. We note your disclosure on pages 21 and 22 regarding the variable interest entity structure. Please expand your disclosure to describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be
         the entity or entities through which the company   s operations may be
conducted in China
         after the business combination. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
6.       We note your disclosure on page 22 regarding the HFCA Act. Please expand your
         disclosure to discuss that if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, an exchange may determine to delist your securities.
7. We note your summary of risk factors on page 26 and the risks that acquiring a company
FirstName LastNameLinjun Guo
       whose corporate structure or whose operations in China poses to investors. Please expand
Comapany
       yourNameGolden
             disclosure to Star Acquisition
                           include          Corporation
                                   cross-references to the more detailed
discussion of these risks in
Januarythe
         4, prospectus.
            2022 Page 2
FirstName LastName
 Linjun Guo
FirstName
Golden StarLastNameLinjun  Guo
            Acquisition Corporation
Comapany
January    NameGolden Star Acquisition Corporation
        4, 2022
January
Page 3 4, 2022 Page 3
FirstName LastName
8. We note the disclosure on page 21 that you are a Cayman Islands company and not currently in the PRC, and therefore are not required to obtain any permission to issue your securities in this initial public offering from any PRC authorities. Please disclose the consequences to you and your investors if you inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
Risk Factors, page 29

9. We note your disclosure on page 57 regarding the HFCAA. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding
         Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted. Please also update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
10. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
11. We note the statement on page 58 that the VIE structure "has been adopted by many PRC-
         based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China." Please clarify this statement. In this regard, we note your disclosure on page 21 stating that as you are not currently in the PRC and are a Cayman Islands entity, you are not required to obtain any permission from any PRC authorities.
12. We note your disclosure on page 62 regarding recent greater oversight by the Cyberspace
         Administration of China. Please expand your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination
13. We note the disclosure on page 59 that disputes arising from contractual arrangements between the company and the third parties in any VIE agreements will be resolved through arbitration in the PRC, although these disputes do not include claims arising under the U.S. federal securities law and thus do not prevent an investor from pursuing claims under the U.S. federal securities law. Please add disclosure clarifying the likelihood that the assets of the company would be located in the PRC and the limitations on the ability of investors to recover assets located in the PRC based upon a decision by a
         US court.
 Linjun Guo
Golden Star Acquisition Corporation
January 4, 2022
Page 4


General

14. We note that the warrants are exercisable the later of the consummation of the initial business combination or 9 months from the initial public offering. Since the warrants may be exercisable within one year, please include in the registration statement the common stock underlying the warrants. See Compliance and Disclosure Interpretations Securities
      Act Sections Question 103.04.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.



                                                           Sincerely,
FirstName LastNameLinjun Guo
                                                           Division of
Corporation Finance
Comapany NameGolden Star Acquisition Corporation
                                                           Office of Real
Estate & Construction
January 4, 2022 Page 4
cc:       Brian C. Daughney, Esq.
FirstName LastName